Endava Announces completion of New Corporate Revolving Credit Facility
London UK, October 14, 2019 - Endava (NYSE: DAVA): On October 12, 2019, Endava plc (the “Company”) along with Endava (UK) Limited, Endava Inc. (the “Original Borrowers”) and Endava LLC (together with the Original Borrowers, the “Original Guarantors”) entered into a new multicurrency revolving credit facility (the “Multicurrency Revolving Credit Facility”) with HSBC Bank plc as agent (the "Agent"), HSBC UK Bank plc, DNB (UK) Limited, Keybank National Association and Silicon Valley Bank as mandated lead arrangers, bookrunners and original lenders (the "Mandated Lead Arrangers" and the “Original Lenders”). The Multicurrency Revolving Credit Facility is an unsecured revolving credit facility in the amount of £200 million with an initial period of three years, and it replaces the existing £50 million secured facility with HSBC UK Bank Plc. The Multicurrency Revolving Credit Facility also provides for uncommitted accordion options for up to an aggregate of £75 million in additional borrowing. The Multicurrency Revolving Credit Facility is intended to support the Company’s and its subsidiaries' future capital investments and development activities.
ABOUT ENDAVA PLC:
Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using distributed enterprise agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It services clients in the following industries: Payments and Financial Services, TMT, Consumer Products, Retail, Logistics and Healthcare. Endava had 5,754 employees as of June 30, 2019 located in offices in North America and Western Europe and delivery centres in Romania, Moldova, Bulgaria, Serbia, North Macedonia, Argentina, Uruguay, Venezuela, and Colombia.

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “expect,” “plan,” “potential” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding the availability of borrowing under the Multicurrency Revolving Credit Facility and the ability of such borrowings to support the Company's and its subsidiaries' future capital investment and development activities. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: the risks and uncertainties discussed in the “Risk Factors” section of Endava’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on September 25, 2019.